File No. 812-14013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION OF ING INVESTMENTS, LLC, DIRECTED SERVICES LLC, ING INVESTMENT MANAGEMENT CO. LLC, ING BALANCED PORTFOLIO, INC., ING EQUITY TRUST, ING FUNDS TRUST, ING INVESTORS TRUST, ING INTERMEDIATE BOND PORTFOLIO, ING MAYFLOWER TRUST, ING MONEY MARKET PORTFOLIO, ING MUTUAL FUNDS, ING PARTNERS, INC., ING SEPARATE PORTFOLIOS TRUST, ING SERIES FUND, INC., ING STRATEGIC ALLOCATION PORTFOLIOS, INC., ING VARIABLE FUNDS, ING VARIABLE PORTFOLIOS, INC., ING VARIABLE INSURANCE TRUST, AND ING VARIABLE PRODUCTS TRUST, PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

June 18, 2012

Written or oral communications regarding this Application should be addressed to:

Huey P. Falgout, Jr., Chief Counsel

ING Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85255

Copies to:

Jeffrey S. Puretz, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006-2401

(202) 261-3358

This Application (including Exhibits) consists of 61 pages.

The Exhibit Index is on pages 34-35.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

IN THE MATTER OF

ING Investments, LLC,

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

Directed Services LLC,
ING Investment Management Co. LLC
ING Balanced Portfolio, Inc.
ING Equity Trust,
ING Funds Trust,
ING Investors Trust,
ING Intermediate Bond Portfolio
ING Mayflower Trust,
ING Money Market Portfolio
ING Mutual Funds,
ING Partners, Inc.,
ING Separate Portfolios Trust,
ING Series Fund, Inc.,
ING Strategic Allocation Portfolios, Inc.,
ING Variable Funds,
ING Variable Portfolios, Inc.,
ING Variable Insurance Trust, and
ING Variable Products Trust

File No. 812-14013

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I.                                         INTRODUCTION

ING Investments, LLC (“IIL”), Directed Services LLC (“DSL”) and ING Investment Management Co. LLC (“IIM”), and any investment adviser controlling, controlled by, or under common control with IIL, DSL or IIM (each, an “Adviser,” and collectively, the “Advisers”) and ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Investors Trust, ING Mayflower Trust, ING Money Market Portfolio, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc.,  ING Variable Insurance Trust and ING Variable Products Trust (collectively, the “Registrants”) and the series thereof  and each existing or future registered open-end management investment company or series thereof that is part of the same “group of investment companies” as the Registrants under Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), and is advised or sub-advised now or in the future by an Adviser or any entity controlling, controlled by, or under common control with an Adviser (such investment companies or series thereof, collectively with the Registrants and their series, the “Funds,” and collectively with the Registrants, IIL, DSL and IIM, the “Applicants”), hereby apply for an order under Section 17(d) of and Rule 17d-1 under the 1940 Act, to permit the expense sharing arrangements described in this application (the “Application”).

II.                                     APPLICANTS

A.                                    The Registrants and the Funds.

Each Registrant is registered under the 1940 Act as an open-end management investment company.  Certain of the Funds currently serve, and other Funds may in the future serve, in “fund-of-funds” arrangements whereby a single Fund (each, a “Top-Tier Fund,” and collectively, the

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“Top-Tier Funds”) invests in other Funds.

The Funds that currently serve as Top-Tier Funds are listed on Exhibit A attached to this Application.  The Funds in which a Top-Tier Fund may invest are referred to in this Application  individually as an “Underlying Fund” and collectively as “Underlying Funds.”  The Top-Tier Funds do not serve as Underlying Funds.  Funds that currently serve as Underlying Funds also are listed on Exhibit A.  Additional Funds may serve as Top-Tier Funds or as Underlying Funds in the Future.

To the extent permitted by the 1940 Act, by any exemptive rule promulgated thereunder or by any order of exemption issued by the Securities and Exchange Commission (the “Commission”),(1) a Top-Tier Fund may invest in other Funds, Government securities and short-term paper, as well as others securities and financial instruments, including, but not limited to, derivatives (including forwards, futures, options and swaps) and exchange-traded funds (collectively, “Other Assets”).(2)

ING Investors Trust (formerly, The GCG Trust) (“IIT”) is a Massachusetts business trust organized on August 3, 1988.  IIT currently is comprised of 46 series, each with its own investment objective and policies.  The shares of each series of IIT currently are offered and sold

(1)                                  Certain of the Applicants rely or may rely in the future on an exemptive order to invest in underlying funds, including funds that are not part of the same group of investment companies.  See ING Partners, Inc. et al,. Investment Company Release Nos. 27116 (Oct. 12, 2005) (Notice) and 27142 (Nov. 8, 2005) (Order) (the “2005 Order”).

(2)                                  In correspondence and discussions with the Commission Staff, IIL has confirmed the Commission Staff’s view that the 2005 Order does not restrict Top-Tier Funds that invest in Underlying Funds in reliance on the 2005 Order from investing in instruments that are not securities.  See Correspondence to Lewis B. Reich dated Mar. 13, 2009, EDGAR CORRESP 105537.  Further, the Advisers and certain other Applicants obtained an exemptive order permitting Top-Tier Funds relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act.  See ING Investments, LLC et al. Investment Company Release Nos. 28650 (March 17, 2009) (Notice) and 28693 (April 14, 2009) (Order).

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through registered separate accounts and unregistered separate accounts (“Separate Accounts”)(3) which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.  As reflected Exhibit A, certain of IIT’s series are Top-Tier Funds and other series serve as Underlying Funds that offer their shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  Additional series of IIT may be established in the future and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of IIT (File Nos. 033-23512/811-5629) is incorporated herein by reference.(4)

ING Partners, Inc. (formerly, Portfolio Partners, Inc.) (“IPI”) is a Maryland corporation organized on May 7, 1997.  IPI currently is comprised of 43 series, each with its own investment objective and policies.  The shares of each series of IPI serve as investment vehicles through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3) As reflected Exhibit A, certain of IPI’s series are Top-Tier Funds and other series serve as Underlying Funds that offer their shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  Additional series of IPI may be established in the future and such series may include Top-Tier

(3)                                  Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners, insurance companies, plan participants, or plan trustees.  Therefore, the term “shareholder” as used in this Application shall refer to variable contract owners, insurance companies, plan participants, or plan trustees entitled to give voting instructions with respect to a Fund.  Pursuant to current Commission requirements and Commission Staff interpretations, insurance companies vote Fund shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees.  In addition, Fund shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received are voted in proportion to the shares for which voting instructions have been received by that company.

(4)                                  Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

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Funds, and Underlying Funds.  The registration statement of IPI (File Nos. 333-32575/811-8319) is incorporated herein by reference.(5)

ING Balanced Portfolio, Inc. (formerly, ING VP Balanced Portfolio, Inc., and prior to that, Aetna Balanced VP, Inc.) (“ING Balanced”) is a Maryland corporation organized on December 14, 1988.  ING Balanced currently offers one series designated as “ING Balanced Portfolio.”  The shares of ING Balanced Portfolio currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)   Further, as reflected Exhibit A, ING Balanced Portfolio may serve as an Underlying Fund that offers its shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  ING Balanced may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of ING Balanced (File Nos. 033-27247/811-5773) is incorporated herein by reference.(5)

ING Equity Trust (“Equity Trust”) is a Massachusetts business trust organized on June 12, 1998 that currently offers seven series, each with its own investment objective and policies.  As reflected Exhibit A, shares of Equity Trust may be offered to Top-Tier Funds in connection with a fund-of-funds arrangement.  Equity Trust may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  Equity Trust’s registration statement (File Nos. 333-56881/811-8817) is incorporated herein by reference.(5)

ING Funds Trust (“Funds Trust”) is a Delaware statutory trust organized on August 6, 1998 that currently offers four series, each with its own investment objective and policies.  As reflected Exhibit A, shares of Funds Trust may be offered to Top-Tier Funds in connection with a fund-of-funds arrangement.  Funds Trust may establish additional series in the future, and such series may

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include Top-Tier Funds and Underlying Funds.  Funds Trust’s registration statement (File Nos. 333-59745/811-08895) is incorporated herein by reference.(5)

ING Intermediate Bond Portfolio (formerly, ING VP Bond Portfolio and, prior to that, Aetna Income Shares d/b/a Aetna Bond VP) (“ING Bond”) is a Massachusetts business trust organized on January 25, 1984.  The shares of ING Bond currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)   Further, as reflected on Exhibit A, shares of ING Bond may be offered to Top-Tier Funds in connection with a fund-of-funds arrangement.  ING Bond may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  ING Bond’s registration statement (File Nos. 002-47232/811-2361) is incorporated herein by reference.(5)

ING Mayflower Trust (“Mayflower Trust”) is a Massachusetts business trust organized on August 18, 1993.  Mayflower Trust currently offers one series designated as “ING International Value Fund.”  As reflected Exhibit A, ING International Value Fund may serve as an Underlying Fund that offers its shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  Mayflower Trust may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  Mayflower Trust’s registration statement (File Nos. 33-67852/811-7978) is incorporated herein by reference.(5)

ING Money Market Portfolio (“Money Market”) is a Maryland corporation organized on June 17, 1991.  The shares of Money Market currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)  Further, as reflected on Exhibit A, shares of Money Market may be offered to Top-Tier Funds in

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connection with a fund-of-funds arrangement.  Money Market may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  Money Market’s registration statement (File Nos. 002-53038/811-2565) is incorporated herein by reference.(5)

ING Mutual Funds (“IMF”) is a Massachusetts business trust organized on December 18, 1992 that currently offers 18 series, each with its own investment objective and policies.  As reflected Exhibit A, certain of IMF’s series serve as Underlying Funds that offer their shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  One series of IMF, ING Diversified International Fund, is a Top-Tier Fund that invests in Underlying Funds.  IMF may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  IMF’s registration statement (File Nos. 33-56094/811-7428) is incorporated herein by reference.(5)

ING Separate Portfolios Trust (“SPorts”) is a Delaware statutory trust organized on March 2, 2007.  SPorts may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  SPorts currently offers one series designated as “ING Sports Core Fixed Income Fund.”  SPorts may establish additional series in the future, which may include Top-Tier Funds and Underlying Funds.  The registration statement of SPorts (File Nos. 333-14111/ 811-22025) is incorporated herein by reference.(5)

ING Series Fund, Inc. (“ISF”) is a Maryland corporation organized on June 17, 1991 that currently offers 11 series, each with its own investment objective and policies.  As reflected Exhibit A, certain of ISF’s series are Top-Tier Funds and other series serve as Underlying Funds that offer their shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  ISF may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  ISF’s registration statement (File Nos. 33-41694/811-06352) is incorporated

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herein by reference.(5)

ING Strategic Allocation Portfolios, Inc. (“Strategic Allocation”) is a Maryland corporation organized on October 14, 1994 that currently offers three series, each with its own investment objective and policies.  The shares of each series of Strategic Allocation currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)  Further, as reflected Exhibit A, each of Strategic Allocation’s series is a Top-Tier Fund that invests in Underlying Funds pursuant to a fund-of-funds arrangement.  Strategic Allocation  may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  Strategic Allocation’s registration statement (File Nos. 33-88334/811-8934) is incorporated herein by reference.(5)

ING Variable Funds (formerly, Aetna Variable Fund) (“ING Variable”) is a Massachusetts business trust organized on January 25, 1984.  ING Variable currently offers one series designated as “ING Growth and Income Portfolio.”  As reflected Exhibit A, ING Growth and Income Portfolio may serve as an Underlying Fund that offers its shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  ING Variable may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of ING Variable (File Nos. 002-51739/811-2514) is incorporated herein by reference.(5)

ING Variable Portfolios, Inc. (formerly, Aetna Variable Portfolios, Inc.) (“ING Variable Portfolios”) is a Maryland corporation organized on June 4, 1996.  ING Variable Portfolios currently is comprised of 20 series, each with its own investment objective and policies.  The shares of each series of ING Variable Portfolios currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance

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contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)  Further, as reflected Exhibit A, certain of ING Variable Portfolios’ series serve as Underlying Funds that offer their shares to Top-Tier Funds in connection with a fund-of-funds arrangement.  Additional series of ING Variable Portfolios may be established in the future and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of ING Variable Portfolios (File Nos. 333-05173/811-7651) is incorporated herein by reference.(5)

ING Variable Insurance Trust (formerly, Pilgrim Variable Insurance Trust) (“ING Variable Insurance”) is a Delaware statutory trust organized on December 17, 1993.  ING Variable Insurance currently is comprised of 8 series, each with its own investment objective and policies.  The shares of each series of ING Variable Insurance currently are offered and sold through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers.(3)  Additional series of ING Variable Insurance may be established in the future and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of ING Variable Insurance (File Nos. 333-83071/811-09477) is incorporated herein by reference.(5)

ING Variable Products Trust (formerly, Pilgrim Variable Products Trust) (“ING Variable Products”) is a Massachusetts business trust organized on December 17, 1993.  ING Variable Products currently is comprised of three series, each with its own investment objective and policies.  The shares of each series of ING Variable Products currently serve as an investment vehicle through Separate Accounts which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers pursuant to an order granted by the Commission.(3)   Further, as reflected Exhibit A, certain of ING Variable Products’ series serve as Underlying Funds that offer their shares to Top-Tier

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Funds in connection with a fund-of-funds arrangement.  ING Variable Products may establish additional series in the future, and such series may include Top-Tier Funds and Underlying Funds.  The registration statement of ING Variable Products (File Nos. 033-73140/811-8220) is incorporated herein by reference.(5)

Additional Funds for which any of the Advisers or any other person controlling, controlled by or under common control with the Advisers may now or in the future serve as investment adviser, sub-adviser, manager, administrator or principal underwriter, may be established in the future.  Such additional Funds may include:  (1) Top-Tier Funds; and (2) Underlying Funds.

B.                                    The Advisers.  Each Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and is a direct or indirect subsidiary of ING Groep, N.V. (“ING Groep”).  As result, each Adviser would be deemed to be an affiliate of the other Advisers.  ING Groep is a global financial services holding company with its headquarters in The Netherlands which is active in the fields of insurance, banking and asset management in more than 60 countries.

ING Investments, LLC (as defined above, “IIL”), an Arizona limited liability company, is the investment adviser for the Funds set forth on Exhibit A-1.  IIL employs affiliated and unaffiliated sub-advisers to provide day-to-day management services to certain of its series.  For some of the Funds for which it serves as investment adviser, IIL also provides or procures custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal expenses for the Funds.  IIL is a wholly owned subsidiary of ING Funds Services, LLC, which is in turn owned by ING Capital Corporation, LLC, which is in turn a wholly owned subsidiary of ING Investment Management LLC, whose parent company is Lion Connecticut Holdings, Inc, which is in turn a wholly owned subsidiary of ING America Insurance Holdings,

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Inc. whose parent company is ING Insurance International B.V., which is owned by ING Verzekeringen N.V. , a direct subsidiary ING Groep.

Directed Services LLC (as defined above, “DSL”), a Delaware limited liability company, is the investment adviser for the Funds set forth on Exhibit A.  DSL employs affiliated and unaffiliated sub-advisers to provide day-to-day management services to certain of its series.  DSL also provides or procures custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal expenses for the Funds.  DSL is a wholly owned subsidiary of ING Life Insurance and Annuity Company, which is in turn owned by Lion Connecticut Holdings, Inc, which is in turn a wholly owned subsidiary of ING America Insurance Holdings, Inc. whose parent company is ING Insurance International B.V., which is owned by ING Verzekeringen N.V., a direct subsidiary ING Groep.

ING Investment Management Co. LLC (as defined above, “IIM”), a Delaware limited liability company, is the investment sub-adviser for certain of the Funds and provides day-to-day management services to these Funds.  IIM became an investment management firm in April 1995.  IIM is a wholly owned subsidiary of ING Investment Management LLC, whose parent company is Lion Connecticut Holdings, Inc, which is in turn a wholly owned subsidiary of ING America Insurance Holdings, Inc. whose parent company is ING Insurance International B.V., which is owned by ING Verzekeringen N.V. , a direct subsidiary ING Groep.

III.                                 CURRENT AND PROPOSED FUND-OF-FUNDS ARRANGEMENTS

A.                                    Current Fund Arrangements

As noted above and in Exhibit A, certain of the Funds in the ING Funds complex serve as Top-Tier Funds or Underlying Funds pursuant to fund-of-funds arrangements.  Under these arrangements, management and other operating expenses may be borne at both the Top-Tier and

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the Underlying Funds levels.  Top-Tier Funds may invest, in addition to other mutual funds, in Other Assets to the extent permitted by the 1940 Act, any exemptive rule promulgated thereunder or an exemptive order issued by the Commission.

The Advisers and certain of their affiliates have entered into agreements to provide certain expense reimbursement or fee waiver arrangements for the Top-Tier Funds and certain of the Underlying Funds.  The Advisers and certain of their affiliates are currently waiving and/or reimbursing expenses for some of the Top-Tier Funds and Underlying Funds subject to these agreements; for others, expenses are below the level at which reimbursement is contractually required.  The Advisers may enter into similar agreements in the future with respect to existing and/or newly-created Funds.

Currently, there are three overarching fee structures in place for the Funds:  the Unified Fee Structure; the Modified-Unified Fee Structure; and the Traditional Fee Structure.

•                  Traditional Fee Structure — a fee structure in which a Fund contracts separately for and pays separately for distinct services.  These services may include all or some of the following:  advisory, administrative, transfer agency, custody, accounting, legal, dividend disbursing, etc.  Under this structure, the Fund bears directly the costs of the services and its expense ratio can be expected to vary over time along with the cost of its services.

•                  Unified Fee Structure — This structure applies to certain, but not all, series of IIT.    Under a Unified Fee Structure a Fund pays a single, “unified” fee to DSL, which covers advisory services and most of the services needed for the ordinary operation of a Fund.  The Adviser is then responsible for the costs of providing or obtaining the services, many of which would be included in “Other Expenses” under a Traditional Fee Structure.  There are a limited set of expenses that are outside the Unified Fee for which a Fund remains responsible, such as fees paid to Directors/Trustees who are not interested persons of IIT, as such term is defined in the 1940 Act, and their out-of-pocket expenses and potential “extraordinary” expenses.  A Fund’s expense ratio under this structure will normally be consistent over time.

•                  Modified-Unified Fee Structure — This structure applies to certain, but not all, series of IPI.  Series subject to a Modified-Unified Fee pay an advisory fee and administration fee.  This structure is substantially the same as a Unified Fee Structure, except that the

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advisory fee is separate and distinct.  The administration fee covers the cost of most of the other services needed for the ordinary operation of a Fund and the Administrator is responsible for providing or procuring those services.  As with the Unified Fee Structure, in this structure there are a limited set of expenses for which the Fund remains responsible, such as fees paid to Directors/Trustees who are not interested persons of IPI, as such term is defined in the 1940 Act, and their out-of-pocket expenses (and the fees of Directors’/Trustees’ Counsel).  A Fund’s expense ratio under this structure will normally be consistent over time.

Certain Funds, including Top-Tier Funds and Underlying Funds, currently offer multiple classes of shares.  Some expenses are borne at the Fund level.  Certain other expenses (“Class Expenses”) are allocated specifically to an individual class of shares.  Class Expenses include:  (1)  payments made pursuant to a 12b-1 plan; (2) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific class; (3) Blue Sky registration fees incurred by a class; (4) Commission registration fees incurred by a class; (5) the expense of administrative personnel and services to support the shareholders of a specific class; (6) litigation or other legal expenses relating solely to one class; and (7) Directors’/Trustees’ fees incurred as a result of issues relating to one class.

In addition, for the retail Funds in the ING Funds complex, transfer agency fees and expenses, including any expenses of broker-dealers, sub-transfer agents and other third parties providing shareholder services to shareholders of a Fund (“Transfer Agency Expenses”), are allocated to each class of the Fund as follows:  (1) Transfer Agency Expenses attributable to institutional class shares (“Class I shares”) of a Fund are allocated exclusively to such Class I shares; and (2) Transfer Agency Expenses attributable to all other classes of a Fund are allocated to all classes of the Fund, other than Class I Shares, on a pro rata basis in accordance with the relative net assets of each class of the Fund (other than Class I Shares) in relation to the net assets of the Fund (excluding the net assets of the Fund attributable to Class I Shares).  The insurance-

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dedicated Funds allocate Transfer Agency Expenses to all classes (including Class I shares) of a Fund on a pro rata basis in accordance with the relative net assets of each class of the Fund in relation to the net assets of the Fund.

PNC Global Investment Servicing (U.S.) Inc. (“PNC”), an entity that is not affiliated with the Advisers or the Funds, serves as the Funds’ transfer agent, registrar, dividend paying agent and shareholder servicing agent pursuant to a Transfer Agency Services Agreement (the “TA Agreement”).  PNC’s  responsibilities under the TA Agreement include providing transfer agent services and keeping records in connection with the issuance, transfer and redemption of each class of shares of a Fund as well as shareholder services.  For these services, a Fund currently pays per-account fees and charges as may be agreed upon from time-to-time in writing by the Funds and PNC under a written fee agreement (the “Fee Agreement”).  In addition, the Funds may pay stated hourly fees for certain services and will reimburse PNC for reasonable out-of-pocket expenses incurred by PNC in the performance of its duties under the TA Agreement, including, but not limited to:  printing costs; postage costs; certain special programming costs; and reasonable business travel expenses of PNC employees to conduct on-site training and educational meetings in support of the TA Agreement.  PNC also receives set-up fees and annual fees under the terms of the Fee Agreement (e.g. an annual fee for AdvisorCentral and for Coates Analytics).

IV.                                THE PROPOSED TRANSACTIONS

ING’s suites of Top-Tier Funds are designed to satisfy the demand of investors for a simple and cost-effective means of obtaining professional investment allocation of their assets among a diversified group of Underlying Funds.  Each Top-Tier Fund, pursuant to its investment objective and its policies, is currently expected to invest a significant portion of its assets in the shares of specified Underlying Funds, provided that a Top-Tier Fund may invest in Other Assets as well as

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Underlying Funds to the extent permitted by the Act, any exemptive rule promulgated thereunder or an exemptive order issued by the Commission.

As noted above, each Top-Tier Fund currently offers multiple classes of shares in reliance on Rule 18f-3 under the 1940 Act.  Certain Underlying Funds currently offer multiple classes of shares in reliance on Rule 18f-3 under the 1940 Act.  The Top-Tier Funds invest in Class I shares of the Underlying Funds.

Class I shares of the retail and insurance-dedicated underlying Funds are not subject to sales charges and pay no distribution or shareholder service fees.  As a shareholder of the Underlying Funds, each Top-Tier Fund will indirectly bear its pro rata share of the management fees charged to, and other expenses incurred by, the Underlying Funds.

The Applicants propose that the Funds enter into arrangements that would allow an Underlying Fund to bear certain of the expenses of a Top-Tier Fund.  More particularly, if the order sought hereby is granted, it is currently contemplated that, with the exception of:  (1) investment management fees; and (2) Rule 12b-1distribution fees, all expenses of the Top-Tier Funds, including both class-based and Fund-level expenses, will be paid in accordance with a special servicing agreement (“Special Servicing Agreement”) among the Advisers and the Funds.(5)

(5)                                  The Special Servicing Agreement would not, however, cover non-recurring, extraordinary expenses.  Such extraordinary expenses may include:  any fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Top-Tier Funds and/or a Top-Tier Fund may incur directly, or may incur as a result of its legal obligation to provide indemnification to its officers, trustees and agents; any fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest, penalties or additions to tax, incurred, for example, as a result of the Top-Tier Fund’s failure to distribute all of its earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings.  Generally, allocation of such expenses would be determined on a case-by-case basis.  In some circumstances, extraordinary expenses that apply to all of the Top-Tier Funds would be borne by all of the Top-Tier Funds, pro-rata according to each Top-Tier Fund’s total assets, or other basis consistent with applicable legal and accounting guidance.  Where such expenses relate only to one or more specific Top-Tier Funds (or class(es) of shares thereof), the expenses would be borne solely by that (those) applicable Top-Tier Fund(s) or class(es) of shares thereof.  The allocation of extraordinary expenses that apply to more than one Top-Tier Fund would be subject to the oversight or approval of the Funds’ Boards of Directors/Trustees and would need to be consistent with applicable legal and accounting standards.

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The Special Servicing Agreement will require approval by the Funds’ Boards of Directors/Trustees (the “Board”) and will be subject to the Applicants’ first obtaining the relief requested hereby.  Under the Special Servicing Agreement, each Underlying Fund will bear expenses of a Top-Tier Fund in proportion to the estimated benefit to the Underlying Fund arising from the purchase of its shares by the Top-Tier Fund.  The expenses incurred by a Top-Tier Fund that may be reimbursed by an Underlying Fund (“Underlying Fund Payments”) will be less than the financial benefits realized or expected to be realized by the Underlying Fund from the investment in the Underlying Fund by the Top-Tier Fund (“Underlying Fund Benefits”).  The Underlying Fund Benefits are expected to result primarily from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large size of a Top-Tier Fund’s holdings of shares in a shareholder account of an Underlying Fund relative to the average size of the share balances held in other Underlying Fund shareholder accounts.

A Top-Tier Fund’s shareholder account in an Underlying Fund will experience fewer shareholder transactions and greater predictability of transaction activity than other shareholder accounts.  As a result, the shareholder servicing costs to any Underlying Fund for servicing one account registered to a Top-Tier Fund will be significantly less than the cost to that same Underlying Fund of servicing the same pool of assets contributed by a large group of shareholders owning relatively small accounts in one or more Underlying Funds.  In addition, by reducing Top-Tier Fund expenses, the Special Servicing Agreement may lead to increased assets being invested in the Top-Tier Funds, which in turn would lead to increased assets being invested in the

Page 17 of 61 Sequentially Numbered Pages

Underlying Funds.  Further, increased assets could enable the Underlying Funds to control and reduce their expense ratios because their operating expenses will be spread over a larger asset base.

In estimating the Underlying Fund Benefits from having many Top-Tier Fund investors indirectly invest in the Underlying Fund through a single Top-Tier Fund shareholder account, the Underlying Fund will be deemed to have realized a reduction in transfer agency expenses because fewer shareholder accounts need to be opened than would be the case if investors in the Top-Tier Fund instead invested directly in the Underlying Fund. No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded).

Notwithstanding the general treatment of transfer agency expenses discussed in the preceding paragraph, certain Underlying Funds may benefit from investment by a Top-Tier Fund to a greater degree than other Underlying Funds, because they experience a higher level of investment and, therefore, have the ability to spread their operating expenses over a larger asset base. As a result, each Underlying Fund will bear non-transfer agency, asset-based expenses of a Top-Tier Fund in proportion to the average daily value of its shares owned by the Top-Tier Fund. In addition, each Underlying Fund will bear any transfer agency expenses of a Top-Tier Fund that are assessed as a percentage of net assets in proportion to the average daily value of the Underlying Fund shares owned by the Top-Tier Fund.

Page 18 of 61 Sequentially Numbered Pages

To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 below must be met with respect to each class of a Fund as well as the Fund as a whole.

No Fund will enter into the Special Servicing Agreement unless the Special Servicing Agreement:  (1) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments; (2) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments; (3) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; (4) provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per-account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded); and (5) has been approved by the Board, including a majority of the Directors/Trustees who are not “interested persons,” as such term is defined in the 1940 Act, of any Fund or any party to an advisory, sub-advisory, or underwriting agreement or any service and/or distribution plan to be considered for approval on behalf of a Fund (the “Independent Directors/Trustees”) as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

In approving the Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation:  (1) the reasons for the Underlying Fund’s entering into the Special Servicing Agreement; (2) information quantifying the Underlying Fund Benefits; (3) the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund; (4) the

Page 19 of 61 Sequentially Numbered Pages

extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds; (5) the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio; (6) the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and (7) any conflicts of interest that the Advisers, any affiliated person of the Advisers, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

Prior to approving the Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of the Independent Directors/Trustees, will determine that:  (1) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (2) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and (3) by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

In addition, as discussed above, each of the Advisers currently has entered into agreements to provide certain expense reimbursement or fee waiver arrangements for the Top-Tier Funds and the Underlying Funds.  It is noted that the Advisers’ obligations with respect to these expense reimbursement or waiver arrangements may be affected by the relief requested herein. Assuming

Page 20 of 61 Sequentially Numbered Pages

the expense reimbursement and waiver arrangements are in place at such time as the relief requested herein is granted, the obligations of the Advisers to the Top-Tier Funds may be reduced by virtue of the Underlying Fund Payments, and the obligations of the Advisers to the Underlying Funds may be increased by virtue of the additional expense borne by those Underlying Funds from the Underlying Fund Payments.  Any effect this may have on the obligations of the Advisers will be reported to the Board in connection with seeking the Board’s approval for entering into and renewing the Special Servicing Agreement, as described herein.

Approval by the Board, including a majority of the Independent Directors/Trustees, in accordance with conditions 1 through 4 below, will be required at least annually after a Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

V.                                    ANALYSIS OF PROPOSED TRANSACTION AND APPLICABLE LAW

A.  Legal Framework

1.               Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company..., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) under the 1940 Act provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions.  Specifically, Rule 17d-1(b) provides that:

Page 21 of 61 Sequentially Numbered Pages

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Each of the Advisers, in its role as an investment adviser, is an affiliated person of each of the Top-Tier Funds and Underlying Funds as such term is defined for purposes of the 1940 Act.  The Top-tier Funds and the Underlying Funds, in turn, could be deemed to be under common control of the Advisers and therefore affiliated persons of one other.  The Top-Tier Funds and the Underlying Funds also maybe affiliated persons by virtue of a Top-Tier Fund’s ownership of more than 5% of the outstanding voting securities of an Underlying Fund. Consequently, the Special Servicing Agreement could be deemed to be a joint transaction among the Top-Tier Funds, the Underlying Funds and the Advisers.

The Applicants believe that the proposed expense sharing arrangements are structured to assure that the participation of the Top-Tier Funds, the Underlying Funds and the Advisers is consistent with the provisions, policies and purposes of the 1940 Act.  The Applicants further believe that the terms of the Special Servicing Agreement and the conditions set forth below will ensure that no participant will participate on a basis less advantageous from that of the other participants.  Therefore, the Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed expense sharing arrangements.

Based on Fund expense experience and conservative projections as to the expected long-term investment nature of the Top-Tier Funds’ shareholders, it is expected that the Top-Tier Funds will generate Underlying Fund Benefits.  Such Underlying Fund Benefits are due primarily to the greatly reduced variable (shareholder servicing) expenses and trading activity which result from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-

Page 22 of 61 Sequentially Numbered Pages

Tier Funds, and the large asset size of each shareholder account that represents an  investment by a Top-Tier Fund relative to other shareholder accounts.  The Special Servicing Agreement is intended to rationalize the allocation of expenses between the Top-Tier Funds and the Underlying Funds in light of the substantial benefits that the Underlying Funds realize as a result of the investment by the Top-Tier Funds.

The Top-Tier Funds and the Underlying Funds will participate in the arrangement on the same, or substantially the same, basis.  The terms of the Special Servicing Agreement and the conditions of the requested order will serve to ensure that there is a direct connection between the expense reductions to the Underlying Funds and the expenses borne by the Underlying Funds under the Special Servicing Agreement.

Under the Special Servicing Agreement, the Underlying Funds will bear the expenses of the Top-Tier Funds (excluding any management, 12b-1 plan or class specific administrative service fees) only to the extent that:  (1) the Underlying Fund Payments are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Funds had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (2) the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; and (3) no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded).  Finally, the Underlying Fund Payments will be subject to

Page 23 of 61 Sequentially Numbered Pages

review and approval by that Underlying Fund’s Board, including a majority of the Independent Directors/Trustees.

Each Adviser’s participation in the expense sharing arrangement will not be on a basis more advantageous than that of the Top-Tier Funds or the Underlying Funds.  In particular, the Special Servicing Agreement will provide that no affiliated person of the Top-Tier Fund, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments.  In addition, in approving a Special Servicing Agreement the Board of an Underlying Fund will consider any conflicts of interest that an Advisers, any affiliated person of the Advisers, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation  in the Special Servicing Agreement.

2.                                       Applicable Precedent

The proposed expense sharing arrangements described in this Application are within applicable precedent.  The Commission has granted relief similar to that sought in this Application.(6)

(6)                                  See, e.g., In the matter of TIAA-CREF Funds, et al., Investment Company Act Release Nos. 29707 (June 24, 2011) (notice) and 29728 (July 19, 2011) (order); In the matter of Forward Funds and Forward Management, Investment Company Act Release Nos. 28640 (Mar. 3, 2009) (notice) and 28682 (Mar. 30, 2009) (order); In the matter of Franklin Templeton Fund Allocator Series, et al., Investment Company Act Release Nos. 28574 (Dec. 29, 2008) (notice) and 28608 (Jan. 26, 2009) (order); In the matter of MFS Series Trust X, Investment Company Act Release Nos. 27662 (Jan. 17, 2007) (notice) and 27698 (Feb. 13, 2007) (order); In the matter of Accessor Funds, Inc. and Accessor Capital Management LP, Investment Company Act Release Nos. 25118 (Aug. 21, 2001) (notice) and 25159 (Sept. 18, 2001) (order); Frank Russell Investment Company, et al., Investment Company Act Release Nos. 23635 (Jan. 7, 1999) (notice) and 23676 (Feb. 2, 1999) (order); Mitchell Hutchins Portfolios, Investment Company Act Release Nos. 23197(May 20, 1998) (notice) and 23252 (June 16, 1998) (order); In the matter of New England Funds, L.P., et al., Investment Company Act Release Nos. 23116 (Apr. 15, 1998) (notice) and23181 (May 12, 1998) (order).

Page 24 of 61 Sequentially Numbered Pages

VI.                                CONDITIONS FOR RELIEF

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                                       No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement:

(a)                                  precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments;

(b)                                 provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments;

(c)                                  provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds;

(d)                                 provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expense, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in the Underlying Fund will be excluded); and

(e)                                  has been approved by the Board, including a majority of the Independent Directors/Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

2.                                       In approving a Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation:

(a)                                  the reasons for the Underlying Fund’s entering into the Special Servicing Agreement;

(b)                                 information quantifying the Underlying Fund Benefits;

(c)                                  the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund;

(d)                                 the extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the

Page 25 of 61 Sequentially Numbered Pages

Underlying Funds;

(e)                                  the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio;

(f)                                    the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and

(g)                                 any conflicts of interest that the Advisers, any affiliated person of the Advisers, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

3.                                       Prior to approving a Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of Independent Directors/Trustees, will determine that:

(a)                                  the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary;

(b)                                 the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and

(c)                                  by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

4.                                       In approving a Special Servicing Agreement, the Board of a Fund will request and evaluate, and the Advisers will furnish, such information as may reasonably be necessary to evaluate the terms of the Special Servicing Agreement and the factors set forth in condition 2 above, and make the determinations set forth in conditions 1 and 3 above.

5.                                       Approval by the Fund’s Board, including a majority of the Independent Directors/Trustees, in accordance with conditions 1 through 4 above, will be required at least

Page 26 of 61 Sequentially Numbered Pages

annually after the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

6.                                       To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of the Top-Tier Fund, conditions 1 through 5 above must be met with respect to each class of a Fund as well as the Fund as a whole.

7.                                       Each Fund will maintain and preserve the Board’s findings and determinations set forth in conditions 1 and 3 above, and the information and considerations on which they were based, for the duration of the Special Servicing Agreement, and for a period not less than six years thereafter, the first two years in an easily accessible place.

VII.                            ADDITIONAL INFORMATION

All actions necessary to authorize the execution and filing of this Application, and the persons signing and filing this Application are authorized to do so.  Copies of the resolutions authorizing the filing of this Application or other statements of authority as required by Rule 0-2(c)(1) under the 1940 Act are attached as Exhibits B-1  through B-5  of the Application.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as C-1  through C-5 of this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants, except DSL and IIM, state that their address is 7337 East Doubletree Ranch Road, Scottsdale, AZ  85255.  DSL states that its address is 1475 Dunwoody Drive, West Chester, PA 19380.  IIM states that its address is 230 Park Avenue, New York, NY, 10169.

Please direct any questions and send copies of communications to this Application to:

Huey P. Falgout, Jr.

ING Funds

Page 27 of 61 Sequentially Numbered Pages

7337 E. Doubletree Ranch Road

Scottsdale, AZ  85258

with copies to:

Jeffrey S. Puretz, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006-2401

(202) 261-3358

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.                        REQUEST FOR ORDER OF EXEMPTION

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Section 17(d) of the 1940 Act and Rule17d-1 thereunder, permitting the Applicants to participate in the expense sharing arrangement described herein.

Page 28 of 61 Sequentially Numbered Pages

ON BEHALF OF EACH OF THE FOLLOWING:

ING EQUITY TRUST,

ING FUNDS TRUST,

ING INVESTORS TRUST,

ING MAYFLOWER TRUST,

ING MUTUAL FUNDS

ING PARTNERS, INC.,

ING SEPARATE PORTFOLIOS TRUST,

ING VARIABLE INSURANCE TRUST, AND

ING VARIABLE PRODUCTS TRUST

Date:	June 18, 2012	By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel

Page 29 of 61 Sequentially Numbered Pages

ON BEHALF OF EACH OF THE FOLLOWING:

ING BALANCED PORTFOLIO,

ING INTERMEDIATE BOND PORTFOLIO,

ING MONEY MARKET PORTFOLIO,

ING SERIES FUND, INC.,

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.,

ING VARIABLE FUNDS, AND

ING VARIABLE PORTFOLIOS, INC.

Date:	June 18, 2012	By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel

Page 30 of 61 Sequentially Numbered Pages

ING INVESTMENTS, LLC

Date:	June 18, 2012	By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 31 of 61 Sequentially Numbered Pages

DIRECTED SERVICES LLC

Date:	June 18, 2012	By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 32 of 61 Sequentially Numbered Pages

ING INVESTMENT MANAGEMENT CO., LLC

Date:	June 18, 2012	By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

Page 33 of 61 Sequentially Numbered Pages

EXHIBITS TO APPLICATION

A.                                    List of Current Funds

B.                                    Authorization required pursuant to Rule 0-2(c)(1) under the 1940 Act

1.               ING Equity Trust,

ING Funds Trust,

ING Investors Trust,

ING Mayflower Trust,

ING Mutual Funds,

ING Partners, Inc.,

ING Separate Portfolios Trust,

ING Variable Insurance Trust, and

ING Variable Products Trust

2.               ING Balanced Portfolio, Inc.

ING Intermediate Bond Portfolio

ING Money Market Portfolio

ING Series Fund, Inc.,

ING Strategic Allocation Portfolios, Inc.,

ING Variable Funds,

ING Variable Portfolios, Inc.

3.               ING Investments, LLC

4.               Directed Services LLC

5.               ING Investment Management Co. LLC

C.                                    Verifications of Signatures required pursuant to Rule 0-2(d)

1.               ING Equity Trust,

ING Funds Trust,

ING Investors Trust,

ING Mayflower Trust,

ING Mutual Funds,

ING Partners, Inc.,

ING Separate Portfolios Trust,

ING Variable Insurance Trust, and

ING Variable Products Trust

Page 34 of 61 Sequentially Numbered Pages

2.               ING Balanced Portfolio, Inc.

ING Intermediate Bond Portfolio

ING Money Market Portfolio

ING Series Fund, Inc.,

ING Strategic Allocation Portfolios, Inc.,

ING Variable Funds,

ING Variable Portfolios, Inc.

3.               ING Investments, LLC

4.               Directed Services LLC

5.               ING Investment Management Co. LLC

Page 35 of 61 Sequentially Numbered Pages

EXHIBIT A

LIST OF CURRENT FUNDS

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Balanced Portfolio, Inc.

ING Balanced Portfolio	IIL

ING Equity Trust

ING Equity Dividend Fund	IIL			✓

ING Growth Opportunities Fund	IIL			✓

Page 36 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING MidCap Opportunities Fund	IIL			✓

ING Mid Cap Value Fund	IIL			✓

ING Real Estate Fund	IIL			✓

ING SmallCap Opportunities Fund	IIL			✓

ING Value Choice Fund	IIL

ING Funds Trust

ING Floating Rate Fund	IIL			✓

ING GNMA Income Fund	IIL

ING High Yield Bond Fund	IIL			✓

ING Intermediate Bond Fund	IIL			✓

Page 37 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Investors Trust

ING American Funds World Allocation Portfolio(2)	DSL		✓

ING Artio Foreign Portfolio	DSL			✓

ING BlackRock Health Sciences Opportunities Portfolio	DSL

ING BlackRock Inflation Protected Bond Portfolio	DSL			✓

ING BlackRock Large Cap Growth Portfolio	DSL			✓

ING Clarion Global Real Estate Portfolio	IIL			✓

ING Clarion Real Estate Portfolio	DSL			✓

ING DFA Global Allocation Portfolio(3)	DSL		✓

ING DFA World Equity Portfolio(4)	DSL		✓

ING FMRSM Diversified Mid Cap Portfolio	DSL			✓

ING Franklin Income Portfolio	DSL			✓

ING Franklin Mutual Shares Portfolio	DSL			✓

Page 38 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Franklin Templeton Founding Strategy Portfolio	DSL	✓

ING Global Resources Portfolio	DSL			✓

ING Goldman Sachs Commodity Strategy Portfolio	DSL			✓

ING Invesco Van Kampen Growth and Income Portfolio	DSL			✓

ING JPMorgan Emerging Markets Equity Portfolio	DSL			✓

ING JPMorgan Small Cap Core Equity Portfolio	DSL			✓

ING Large Cap Growth Portfolio	DSL			✓

ING Large Cap Value Portfolio	DSL			✓

ING Limited Maturity Bond Portfolio	DSL			✓

ING Liquid Assets Portfolio	DSL			✓

ING Marsico Growth Portfolio	DSL			✓

ING MFS Total Return Portfolio	DSL			✓

ING MFS Utilities Portfolio	DSL

Page 39 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Morgan Stanley Global Franchise Portfolio	DSL

ING Oppenheimer Active Allocation Portfolio(5)	IIL		✓

ING PIMCO High Yield Portfolio	DSL			✓

ING PIMCO Total Return Bond Portfolio	DSL			✓

ING Pioneer Fund Portfolio	DSL			✓

ING Pioneer Mid Cap Value Portfolio	DSL			✓

ING Retirement Conservative Portfolio	DSL

ING Retirement Growth Portfolio	DSL

ING Retirement Moderate Growth Portfolio	DSL

ING Retirement Moderate Portfolio	DSL

ING T. Rowe Price Capital Appreciation Portfolio	DSL			✓

ING T. Rowe Price Equity Income Portfolio	DSL			✓

Page 40 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING T. Rowe Price International Stock Portfolio	DSL			✓

ING Templeton Global Growth Portfolio	DSL			✓

ING U.S. Stock Index Portfolio	DSL			✓

ING Mayflower Trust

ING International Value Fund	IIL			✓

ING Mutual Funds

ING Diversified International Fund	IIL	✓

ING Emerging Countries Fund	IIL			✓

ING Emerging Markets Equity Fund	IIL			✓

ING Global Bond Fund	IIL			✓

ING Global Equity Dividend Fund	IIL			✓

ING Global Natural Resources Fund	IIL			✓

ING Global Opportunities Fund	IIL			✓

ING Global Real Estate Fund	IIL			✓

Page 41 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Global Value Choice Fund	IIL

ING Greater China Fund	IIL

ING Index Plus International Equity Fund	IIL			✓

ING International Capital Appreciation Fund	IIL			✓

ING International Core Fund	IIL			✓

ING International Growth Fund	IIL			✓

ING International Real Estate Fund	IIL			✓

ING International SmallCap Fund	IIL			✓

ING International Value Choice Fund	IIL			✓

ING Russia Fund	IIL

ING Partners, Inc.

ING American Century Small-Mid Cap Value Portfolio	IDSL			✓

ING Baron Small Cap Growth Portfolio	DSL			✓

ING Columbia Small Cap Value II Portfolio	DSL			✓

Page 42 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Davis New York Venture Portfolio	DSL			✓

ING Global Bond Portfolio	DSL			✓

ING Index Solution 2015 Portfolio	DSL

ING Index Solution 2020 Portfolio	DSL

ING Index Solution 2025 Portfolio	DSL

ING Index Solution 2030 Portfolio	DSL

ING Index Solution 2035 Portfolio	DSL

ING Index Solution 2040 Portfolio	DSL

ING Index Solution 2045 Portfolio	DSL

ING Index Solution 2050 Portfolio	DSL

ING Index Solution 2055 Portfolio	DSL

ING Index Solution Income Portfolio	DSL

ING Invesco Van Kampen Comstock Portfolio	DSL			✓

ING Invesco Van Kampen Equity and Income Portfolio	DSL			✓

Page 43 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING JPMorgan Mid Cap Value Portfolio	DSL			✓

ING Oppenheimer Global Portfolio	DSL			✓

ING PIMCO Total Return Portfolio	DSL

ING Pioneer High Yield Portfolio	DSL			✓

ING Solution 2015 Portfolio	DSL

ING Solution 2020 Portfolio	DSL

ING Solution 2025 Portfolio	DSL

ING Solution 2030 Portfolio	DSL

ING Solution 2035 Portfolio	DSL

ING Solution 2040 Portfolio	DSL

ING Solution 2045 Portfolio	DSL

ING Solution 2050 Portfolio	DSL

ING Solution 2055 Portfolio	DSL

ING Solution Aggressive Growth Portfolio	DSL

Page 44 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Solution Conservative Portfolio	DSL

ING Solution Growth Portfolio	DSL

ING Solution Income Portfolio	DSL

ING Solution Moderate Portfolio	DSL

ING T. Rowe Price Diversified Mid Cap Growth Portfolio	DSL			✓

ING T. Rowe Price Growth Equity Portfolio	DSL			✓

ING Templeton Foreign Equity Portfolio	DSL			✓

ING Thornburg Value Portfolio	DSL			✓

ING UBS U.S. Large Cap Equity Portfolio	DSL			✓

ING Separate Portfolios Trust

ING Sports Core Fixed Income Fund	IIL

ING Series Fund Inc.

ING Alternative Beta Fund	IIL			✓

Page 45 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Capital Allocation Fund	IIL	✓

ING Core Equity Research Fund	IIL			✓

ING Corporate Leaders 100 Fund	IIL

ING Global Target Payment Fund	IIL	✓

ING Index Plus LargeCap Fund	IIL			✓

ING Index Plus MidCap Fund	IIL			✓

ING Index Plus SmallCap Fund	IIL			✓

ING Large Cap Growth Fund	IIL

ING Money Market Fund	IIL			✓

ING Small Company Fund	IIL			✓

ING Strategic Allocation Portfolios Inc.

ING Strategic Allocation Conservative Portfolio	IIL	✓

ING Strategic Allocation Growth Portfolio	IIL	✓

Page 46 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING Strategic Allocation Moderate Portfolio	IIL	✓

ING Variable Funds

ING Growth and Income Portfolio	IIL			✓

ING Variable Insurance Trust

ING GET U.S. Core Portfolio — Series 7	IIL

ING GET U.S. Core Portfolio — Series 8	IIL

ING GET U.S. Core Portfolio — Series 9	IIL

ING GET U.S. Core Portfolio — Series 10	IIL

ING GET U.S. Core Portfolio — Series 11	IIL

ING GET U.S. Core Portfolio — Series 12	IIL

ING GET U.S. Core Portfolio — Series 13	IIL

ING GET U.S. Core Portfolio — Series 14	IIL

ING Variable Portfolios, Inc.

ING Australia Index Portfolio	IIL			✓

Page 47 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING BlackRock Science and Technology Opportunities Portfolio	IIL

ING Euro STOXX 50® Index Portfolio	IIL			✓

ING Emerging Markets Index Portfolio	IIL			✓

ING FTSE 100 Index® Portfolio	IIL			✓

ING Hang Seng Index Portfolio	IIL			✓

ING Index Plus LargeCap Portfolio	IIL			✓

ING Index Plus MidCap Portfolio	IIL			✓

ING Index Plus SmallCap Portfolio	IIL			✓

ING International Index Portfolio	IIL			✓

ING Japan TOPIX Index® Portfolio	IIL			✓

ING RussellTM Large Cap Growth Index Portfolio	IIL			✓

ING RussellTM Large Cap Index Portfolio	IIL			✓

ING RussellTM Large Cap Value Index Portfolio	IIL			✓

Page 48 of 61 Sequentially Numbered Pages

Registrant/Fund	Adviser	Top-Tier Fund that Invests in other Funds in the ING Funds Complex (“ING Funds”)	Top-Tier Fund that Invests in Unaffiliated Funds(1)	Underlying ING Fund in Which a Top-Tier Fund Invests

ING RussellTM Mid Cap Growth Index Portfolio	IIL			✓

ING RussellTM Mid Cap Index Portfolio	IIL			✓

ING RussellTM Small Cap Index Portfolio	IIL			✓

ING Small Company Portfolio	IIL			✓

ING U.S. Bond Index Portfolio	IIL			✓

ING WisdomTreeSM Global High-Yielding Equity Index Portfolio	IIL

ING Russell TM Mid Cap Value Index Portfolio(7)	IIL

ING Intermediate Bond Portfolio	IIL			✓

ING Money Market Portfolio	IIL			✓

ING Variable Products Trust

ING International Value Portfolio	IIL

ING MidCap Opportunities Portfolio	IIL			✓

ING SmallCap Opportunities Portfolio	IIL			✓

Page 49 of 61 Sequentially Numbered Pages

(1)   The fund-of-funds invests in unaffiliated underlying funds pursuant to the 2005 Order.

(2)   ING American Funds World Allocation Portfolio is a fund-of-funds that invests in the following, non-affiliated funds managed by Capital Research and Management CompanySM :  American Funds Insurance Series® Asset Allocation Fund; American Funds Insurance Series® Blue Chip Income and Growth Fund; American Funds Insurance Series® Bond Fund; American Funds Insurance Series® Cash Management Fund; American Funds Insurance Series® Global Bond Fund; American Funds Insurance Series® Global Balanced Fund; American Funds Insurance Series® Asset Allocation Fund; American Funds Insurance Series® Global Discovery Fund; American Funds Insurance Series® Global Growth and Income Fund;  American Funds Insurance Series® Global Growth Fund American Funds Insurance Series® Global Small Capitalization Fund; American Funds Insurance Series® Growth Fund; American Funds Insurance Series® Growth-Income Fund; American Funds Insurance Series® High-Income Bond Fund; American Funds Insurance Series® International Fund; American Funds Insurance Series® Growth and Income Fund; American Funds Insurance Series® Mortgage Fund; American Funds Insurance Series® New World Fund; and American Funds Insurance Series® U.S. Government/AAA-Rated Securities Fund.

(3)   ING DFA Global Allocation Portfolio is a fund-of-funds that invests in the following, non-affiliated funds managed by Dimensional Fund Advisors LP (“DFA”): DFA International Real Estate Securities Portfolio; DFA International Small Cap Value Portfolio; DFA Real Estate Securities Portfolio; DFA Selectively Hedged Global Fixed Income Portfolio; DFA Short-Term Extended Quality Portfolio; Emerging Markets Core Equity Portfolio; International Core Equity Portfolio; International Vector Equity Portfolio; Large Cap International Portfolio; U.S. Core Equity 1 Portfolio; U.S. Core Equity 2 Portfolio; U.S. Large Company Portfolio; U.S. Small Cap Portfolio; U.S. Vector Equity Portfolio; VA Global Bond Portfolio; VA International Small Portfolio; VA International Value Portfolio; VA Short-term Fixed Income Portfolio; VA U.S. Large Value Portfolio; and VA U.S. Targeted Value Portfolio.

(4)   ING DFA World Equity Portfolio is a fund-of-funds that invests in the following, non-affiliated funds managed by DFA:  DFA International Real Estate Securities Portfolio; DFA International Small Cap Value Portfolio; DFA Real Estate Securities Portfolio; Emerging Markets Core Equity Portfolio; International Core Equity Portfolio; International Vector Equity Portfolio; Large Cap International Portfolio; U.S. Core Equity 1 Portfolio; U.S. Core Equity 2 Portfolio; U.S. Large Company Portfolio; U.S. Small Cap Portfolio; U.S. Vector Equity Portfolio; VA International Small Portfolio; VA International Value Portfolio; VA U.S. Large Value Portfolio; and VA U.S. Targeted Value Portfolio; and DFA International Small Cap Value Portfolio.

(5)   ING Oppenheimer Active Allocation Portfolio is a fund-of-funds that invests in the following, non-affiliated funds managed by OppenheimerFunds, Inc.:  Oppenheimer Capital Appreciation Fund; Oppenheimer Commodity Strategy Total Return Fund; Oppenheimer Core Bond Fund/VA; Oppenheimer Currency Opportunities Fund; Oppenheimer Developing Markets Fund;

Page 50 of 61 Sequentially Numbered Pages

Oppenheimer Discovery Fund; Oppenheimer Emerging Markets Debt Fund; Oppenheimer Global Opportunities Fund; Oppenheimer Global Securities Fund/VA; Oppenheimer Gold and Special Minerals Fund; Oppenheimer High Income Fund/VA; Oppenheimer Institutional Money Market Fund; Oppenheimer International Bond Fund; Oppenheimer International Growth Fund; Oppenheimer International Small Company Fund; Oppenheimer Limited-Term Government Fund; Oppenheimer Main Street Fund®/VA; Oppenheimer Main Street Select Fund®; Oppenheimer Main Street Small Cap Fund®; Oppenheimer Master Event-Linked Bond Fund, LLC; Oppenheimer Master Inflation Protected Securities Fund, LLC; Oppenheimer Master International Value Fund, LLC; Oppenheimer Master Loan Fund, LLC; Oppenheimer Quest International Value Fund; Oppenheimer Real Estate Fund; Oppenheimer Rising Dividends Fund; Oppenheimer Rochester ® National Municipals Fund; Oppenheimer Small- & Mid-Cap Value Fund; Oppenheimer U.S. Government Trust Fund; and Oppenheimer Value Fund.

Page 51 of 61 Sequentially Numbered Pages

EXHIBIT B-1

SECRETARY’S CERTIFICATE

I, Theresa Kelety, do hereby certify that I am the duly elected and qualified Assistant Secretary of ING Equity Trust, ING Funds Trust, ING Investors Trust, ING Mayflower Trust, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Variable Insurance Trust, and ING Variable Products Trust (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 (“1940 Act”), and that the following is a true and correct copy of the resolutions that were duly adopted at a meeting of the Board of Directors/Trustees of each Fund convened and held on September 8, 2011 and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

RESOLVED, that the ING Funds (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, pursuant to Section 17(d) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”)  and Rule 17d-1 thereunder permitting the Funds and hereinafter registered investment companies advised by ING Investments, LLC (“IIL”), ING Investment Management Co. (“IIM”), Directed Services LLC (“DSL”) or by any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with IIL, IIM, or DSL to enter into certain expense sharing arrangements, as presented at this Meeting, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the Funds, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have set my hand this 18th day of June, 2012

/s/ Theresa K. Kelety
Theresa K. Kelety
Assistant Secretary

Page 52 of 61 Sequentially Numbered Pages

EXHIBIT B-2

SECRETARY’S CERTIFICATE

I, Theresa K. Kelety, do hereby certify that I am the duly elected and qualified Secretary of  ING Balanced Portfolio, Inc. ING Series Fund, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds and ING Variable Portfolios, Inc. (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 (“1940 Act”), and that the following is a true and correct copy of the resolutions that were duly adopted at a meeting of the Board of Directors/Trustees of each Fund convened and held on  September 15, 2011 and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

RESOLVED, that the ING Funds (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, pursuant to Section 17(d) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”)  and Rule 17d-1 thereunder permitting the Funds and hereinafter registered investment companies advised by ING Investments, LLC (“IIL”), ING Investment Management Co. (“IIM”), Directed Services LLC (“DSL”) or by any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with IIL, IIM, or DSL to enter into certain expense sharing arrangements, as presented at this Meeting, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the Funds, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolutions.

IN WITNESS WHEREOF, I have set my hand this 18th day of June, 2012.

/s/ Theresa K. Kelety
Theresa K. Kelety
Secretary

Page 53 of 61 Sequentially Numbered Pages

EXHIBIT B-3

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investments, LLC hereby states that pursuant to his position as Senior Vice President of ING Investments, LLC, the undersigned Todd Modic, is authorized to file this Application in its name and on its behalf.

ING INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 54 of 61 Sequentially Numbered Pages

EXHIBIT B-4

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, Directed Services LLC hereby states that pursuant to his position as Senior Vice President of Directed Services LLC, the undersigned Todd Modic, is authorized to file this Application in its name and on its behalf.

DIRECTED SERVICES LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 55 of 61 Sequentially Numbered Pages

EXHIBIT B-5

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investment Management Co. LLC hereby states that pursuant to his position as Senior Vice President of ING Investment Management Co. LLC the undersigned Michael Gioffre, is authorized to file this Application in its name and on its behalf.

ING INVESTMENT MANAGEMENT CO., LLC

By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

Page 56 of 61 Sequentially Numbered Pages

EXHIBIT C-1

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of the Commission

The undersigned states that she has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 dated June 18, 2012 for and on behalf of ING Equity Trust, ING Funds Trust, ING Investors Trust, ING Mayflower Trust, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Variable Insurance Trust, and ING Variable Products Trust (the “Funds”), that she is the Assistant Secretary of the Funds, and that all action by shareholders and the Directors/Trustees of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Theresa K. Kelety
Theresa K. Kelety

Page 57 of 61 Sequentially Numbered Pages

EXHIBIT C-2

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of the Commission

The undersigned states that she has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 dated June 18, 2012 for and on behalf of ING Balanced Portfolio, Inc. ING Series Fund, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds and ING Variable Portfolios (the “Funds”), that she is the Secretary of the Funds, and that all action by shareholders and the Directors/Trustees of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Theresa K. Kelety
Theresa K. Kelety

Page 58 of 61 Sequentially Numbered Pages

EXHIBIT C-3

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 dated June 18, 2012 for and on behalf of ING Investments, LLC (“IIL”), that he is the Senior Vice President of IIL, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 59 of 61 Sequentially Numbered Pages

EXHIBIT C-4

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940 dated June 18, 2012 for and on behalf of Directed Services LLC (“DSL”), that he is the Senior Vice President of DSL, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Page 60 of 61 Sequentially Numbered Pages

EXHIBIT C-5

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940  dated June 18, 2012 for and on behalf of ING Investment Management Co. LLC (“IIM”), that he is the Senior Vice President of IIM, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

Page 61 of 61 Sequentially Numbered Pages